Aspen Aerogels, Inc.

30 Forbes Road, Building B

Northborough, MA 01532

June 10, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Jaskot

Re:	Aspen Aerogels, Inc.

Registration Statement on Form S-1

File No. 333-195523

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Aspen Aerogels, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-captioned registration statement on Form S-1 (Registration No. 333-195523) be accelerated so that the registration statement may become effective at 3:00 p.m., Eastern time, on June 12, 2014, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., confirming this request. The Registrant hereby authorizes each of Sahir Surmeli, John Rudy and John Condon of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, to make such request on its behalf.

The Registrant hereby acknowledges that:

(i)	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sahir Surmeli (617-348-3013), John Rudy (617-348-3050) or John Condon (617-348-4453) of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with any comments or questions regarding this matter.

Very truly yours,

Aspen Aerogels, Inc.

By:	/s/ John F. Fairbanks
	Name:	John F. Fairbanks
	Title:	Vice President, Chief Financial Officer and Treasurer

cc:	Securities and Exchange Commission
Pamela A. Long, Assistant Director
John Cash
Kevin Stertzel
David Korvin

Aspen Aerogels, Inc.
Donald R. Young
John F. Fairbanks

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Thomas R. Burton III
John T. Rudy

Simpson Thacher & Bartlett LLP
Roxane Reardon
Benjamin Wells

KPMG LLP
Kristin L. Fraser